FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 1-14396

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Translation of registrant’s name into English)

17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    .

On March 19, 2007, the Registrant mailed to its shareholders and holders of ADSs a circular (the “Scheme Document”) in connection with a proposed going private transaction. The Scheme Document covers a proposal to privatize the Registrant by way of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda to cancel all of the shares of the Registrant held by the public and to issue new shares to AsiaCo Acquisition Ltd. (formerly named Modernday Limited), as well as a proposal to acquire outstanding options to purchase shares of the Registrant.

On the same day, the Registrant, jointly with AsiaCo Acquisition Ltd., Able Star Associates Limited and GE Capital Equity Investments, Inc., filed a Schedule 13E-3 with the U.S. Securities and Exchange Commission and included the Scheme Document as an exhibit to such Schedule.

Information furnished on this form:

Scheme Document, dated March 19, 2007 and Joint announcement issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited (“AsiaSat”) on March 19, 2007, regarding a proposal of privatization of AsiaSat by AsiaCo Acquisition Ltd. by way of a scheme of arrangement, despatch of scheme document and letter to optionholders, and other relevant information contained in the scheme document.

EXHIBIT

Exhibit Number

Exhibit No.	Description	Page
99.1	Scheme Document, dated March 19, 2007

99.2	Joint announcement issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited (“AsiaSat”) on March 19, 2007, regarding a proposal of privatization of AsiaSat by AsiaCo Acquisition Ltd. by way of a scheme of arrangement, despatch of scheme document and letter to optionholders, and other relevant information contained in the scheme document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited
(Registrant)

Date: March 20, 2007	By:	/s/ Peter Jackson
Peter Jackson
Chief Executive Officer

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

To the extent the offers referred to in this announcement are being made into the United States, they are being made directly by the Offeror. References in this announcement to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.

ASIA SATELLITE TELECOMMUNICATIONS

HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 1135)